Exhibit 99.2

CERTAIN LITIGATION MATTERS AND RECENT DEVELOPMENTS

As described in Note 14, Contingencies of this Form 10, legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and indemnitees of our subsidiaries in various jurisdictions, including an antitrust case in the state of Kansas in the United States. Various types of claims are raised in these proceedings, including, among others, product liability, consumer protection, antitrust, and tax. Pending claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases primarily alleging personal injury purporting to be brought on behalf of a class of individual plaintiffs, (iii) health care cost recovery cases brought by governmental and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking, (iv) class action suits alleging that the uses of the terms “Lights” and “Ultra Lights” constitute fraudulent and misleading conduct, and (v) other tobacco-related litigation.

The following lists certain of the pending claims included in these categories and certain other pending claims.

SMOKING AND HEALTH LITIGATION

The following lists the smoking and health class actions pending against our subsidiaries or indemnitees of our subsidiaries, as of March 1, 2008, except as expressly noted below.

Class Actions

The Smoker Health Defense Association (ADESF) v. Souza Cruz, S.A. and Philip Morris Marketing, S.A., Nineteenth Lower Civil Court of the Central Courts of the Judiciary District of São Paulo, Brazil, filed July 25, 1995. The trial court found in favor of the plaintiff in February 2004. The court awarded R$1,000 (currently approximately U.S. $500) per smoker per full year of smoking for moral damages plus interest at the rate of 1% per month, as of the date of the ruling. Actual damages are to be assessed in a second phase of the case. The size of the class cannot currently be estimated. Defendants appealed the decision to the Sao Paulo Court of Appeals and the case, including the judgment, is currently stayed pending appeal. In addition, the defendants filed a constitutional appeal to the Federal Supreme Court on the basis that the consumer association does not have standing to bring the lawsuit. Both appeals are pending.

Sasson, et al. v. Philip Morris International Inc., et al., District Court, Tel Aviv, Israel, filed July 11, 2005. Plaintiff seeks compensation for a class of approximately 500,000 smokers for the cost of past and future smoking cessation treatment. The claim was dismissed in May 2007 on statute of limitations grounds. Plaintiff appealed to the Supreme Court, but failed to deposit the bond necessary to proceed with the appeal. Consequently, in January 2008, the Supreme Court dismissed the appeal. The plaintiff may seek reconsideration of the dismissal of the appeal.

Public Prosecutor of Sao Paulo v. Philip Morris Brasil Industria e Comercio Ltda, Civil Court of the City of Sao Paolo, Brazil, filed August 6, 2007. The plaintiff is seeking, (1) unspecified damages on behalf of all smokers nationwide, former smokers, and their relatives; (2) unspecified damages on behalf of people exposed to ETS nationwide, and their relatives; and (3) reimbursement of the health care costs allegedly incurred for the treatment of tobacco-related diseases by all 27 States, approximately 5,000 municipalities, and the Federal District. In an interim ruling issued in December 2007, the trial court limited the scope of this claim to the State of Sao Paulo only. Our subsidiary was served with the claim in February 2008.

HEALTH CARE COST RECOVERY LITIGATION

The following lists the health care cost recovery actions pending against us, our subsidiaries and indemnitees of our subsidiaries as of March 1, 2008.

Kupat Holim Clalit v. Philip Morris USA, et al., Jerusalem District Court, Israel, filed September 28, 1998. A private health care provider brought a claim seeking reimbursement of the cost of treating its members for alleged smoking-related illnesses for the years 1990-1998. Certain defendants filed a motion to dismiss the case. The motion was rejected, and those defendants filed a motion with the Israel Supreme Court for leave to appeal. The appeal was heard by the Supreme Court in March 2005, and the parties are awaiting the court’s decision.

Her Majesty the Queen in Right of British Columbia v. Imperial Tobacco Limited, et al., Supreme Court, British Columbia, Vancouver Registry, Canada, filed January 24, 2001. The government of the province of British Columbia brought a claim based upon legislation that the province had enacted authorizing the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, or will incur, resulting from a “tobacco related wrong.” The Supreme Court has held that the statute is constitutional. We and certain other non-Canadian defendants challenged the jurisdiction of the court. The court rejected the jurisdictional challenge and the case is in the early stages of litigation. Trial is set for September 6, 2010.

Junta de Andalucia, et al. v. Philip Morris Spain, et al., Court of First Instance, Madrid, Spain, filed February 21, 2002. The government of the region of Andalucia filed a claim in February 2002 seeking reimbursement for the cost of treating certain of its citizens for various smoking related illnesses. In May 2004, the first instance court dismissed the case. Plaintiffs appealed. In January 2006, the appellate court affirmed the lower court’s dismissal. The plaintiff filed notice that it intended to pursue its claim in the Administrative Court. As provided by court rules, the defendants filed notices with the Administrative Court that they are interested parties in the case. On September 20, 2007, the plaintiff filed its complaint in the Administrative Court. The Ministry of Economy has filed its preliminary objections to the claim. In October 2007, the other co-defendants in the proceedings, including PMI’s subsidiary, filed their comments in response to the Ministry of Economy’s preliminary objections. In November 2007, the Administrative Court dismissed the claim. The plaintiff asked the Administrative Court to reconsider its decision dismissing the case, and that request was rejected in a ruling rendered on February 20, 2008. Plaintiff may further appeal to the Supreme Court.

The Attorney General of Lagos State, et al. v. British American Tobacco (Nigeria) Limited, et al., High Court of Lagos State, Lagos, Nigeria, filed April 30, 2007. Plaintiff seeks reimbursement for the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking and health related diseases for the next 20 years, plus punitive damages. The case is in the early stages of litigation and the defendants have filed various preliminary motions upon which the court is yet to rule. We conduct no business in Nigeria. On February 25, 2008 our subsidiary was served with a Notice of Discontinuation filed by the plaintiff. The court has not yet formally dismissed this case.

The Attorney General of Kano State v. British American Tobacco (Nigeria) Limited, et al., High Court of Kano State, Kano, Nigeria, filed May 9, 2007. Plaintiff seeks reimbursement for the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking and health related diseases for the next 20 years, plus punitive damages. The case is in the early stages of litigation and the defendants have filed various preliminary motions upon which the court is yet to rule. We conduct no business in Nigeria.

The Attorney General of Gombe State v. British American Tobacco (Nigeria) Limited, et al., High Court of Gombe State, Gombe, Nigeria, filed May 18, 2007. Plaintiff seeks reimbursement for the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking and health related diseases for the next 20 years, plus punitive damages. The case is in the early stages of litigation and the defendants have filed various preliminary motions upon which the court is yet to rule. We conduct no business in Nigeria.

The Attorney General of Oyo State, et al., v. British American Tobacco (Nigeria) Limited, et al., High Court of Oyo State, Ibidam, Nigeria, filed May 30, 2007. Plaintiff seeks reimbursement for the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking and health related diseases for the next 20 years, plus punitive damages. The case is in the early stages of litigation and the defendants have filed various preliminary motions upon which the court is yet to rule. We conduct no business in Nigeria.

The Attorney General of the Federation v. British American Tobacco (Nigeria) Limited, et al., Federal High Court, Abuja, Nigeria, filed July 25, 2007. Plaintiff seeks reimbursement for the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking related diseases for the next 20 years, various injunctive relief, plus punitive damages. Our subsidiary has not yet been served with the claim.

PUBLIC CIVIL ACTIONS

The following lists public civil actions pending against our subsidiaries as of March 1, 2008.

Osorio v. Philip Morris Brasil Industria e Comercio Ltda, et al., Federal Court of Sao Paolo, Brazil, filed September 2003. Our subsidiary filed its answer to the complaint in June 2004.

Associacao dos Consumidores Explorados do Distrito Federal v. Philip Morris Brasil Industria e Comercio Ltda., State Court of Brasilia, Brazil, filed April 14, 2006. Plaintiff seeks a ban on the production and sale of cigarettes on the grounds that they are harmful to health. Plaintiff’s complaint also requests a fine amounting to approximately $500,000 per day be imposed should the ban be granted and defendant continues to produce or sell cigarettes. Our subsidiary filed a response to the complaint in June 2006. The trial court dismissed the case in June 2007. Plaintiff has appealed.

Associacao dos Consumidores Explorados do Distrito Federal v. Sampoerna Tabacos America Latina Ltda., State Trial Court of Brasilia, Brazil, filed April 14, 2006. Plaintiff seeks a ban on the production and sale of cigarettes on the grounds that they are harmful to health. Plaintiff’s complaint also requests a fine amounting to approximately $500,000 per day be imposed should the ban be granted and defendant continues to produce or sell cigarettes. Our subsidiary filed a response to the complaint in June 2006. The trial court dismissed the case in November 2007. Plaintiff has appealed.

Morales v. Philip Morris Colombia S.A. and Colombian Government, Administrative Court of Bogotá, Colombia, filed February 2, 2007. Plaintiff alleges violations of the collective right to a healthy environment, public health rights, and the rights of consumers, and that the government failed to protect those rights. Plaintiff seeks various monetary damages and other relief, including a ban on descriptors and a ban on cigarette advertising. Our subsidiary filed its answer to the complaint in March 2007.

Garrido v. Philip Morris Colombia S.A., Civil Court of Bogotá, Colombia, filed March 30, 2007. Plaintiff seeks various forms of injunctive relief, including the ban of the use of “lights” descriptors, and requests that defendant be ordered to finance a national campaign against smoking. Our subsidiary filed its answer in April 2007.

Garrido v. Coltabaco (Garrido II), Civil Court of Bogotá, Colombia, filed March 2007. Plaintiff seeks various forms of injunctive relief, including the ban of the use of “lights” descriptors, and requests that defendant be ordered to finance a national campaign against smoking. Our subsidiary filed its answer in April 2007.

Guzman v. Coltabaco, et al., Administrative Court of Bogotá, Colombia, filed May 8, 2007. Plaintiff is seeking economic restitution to the country, an increase in sales tax for cigarettes, as well as various forms of injunctive relief. Our subsidiary filed its answer in June 2007.

Asociación Argentina de Derecho de Danos v. Massalin Particulares S.A., et al., Civil Court of Buenos Aires, Bueno Aires, Argentina, filed February 26, 2007 (served June 2007). Plaintiff seeks the establishment of a relief fund for reimbursement of medical costs associated with diseases allegedly caused by smoking. Our subsidiary filed its answer to the complaint in 2007.

Consumer Awareness Enhancement Association v. TEKEL, et al., Istanbul Consumer Court, Istanbul, Turkey, served May 2007. Plaintiff argues that cigarette manufacturers and importers should be banned from providing cigarettes to Turkish consumers. Our subsidiary filed its answer in June 2007. The trial court dismissed the case in October 2007. Plaintiff has appealed.

LIGHTS/ULTRA LIGHTS CASES

The following lists the Lights/Ultra Lights class action cases pending against PMI’s subsidiaries and indemnitees of PMI’s subsidiaries as of March 1, 2008.

El-Roy, et al. v. Philip Morris Incorporated, et al., District Court of Tel-Aviv/Jaffa, Israel, filed January 18, 2004. Plaintiffs filed a purported class action claiming that the class members were misled by the descriptor “lights” into believing that Lights cigarettes are safer than full flavor cigarettes. The claim seeks recovery of the purchase price of Lights cigarettes and compensation for distress for each class member. Hearings will take place in November 2008 for the court to decide whether the case meets the legal requirements necessary to allow it to proceed as a class action.

Navon, et al. v. Philip Morris Products USA, et al., District Court of Tel-Aviv/Jaffa, Israel, filed December 5, 2004. This case has been stayed pending the resolution of class certification issues in El-Roy v. Philip Morris Incorporated, et al.

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